CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Unaudited - Expressed in Canadian Dollars)

SILVERCREST METALS INC. TABLE OF CONTENTS

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS) AS AT

	September 30, 2020	December 31, 2019

ASSETS
Current assets
Cash and cash equivalents	$188,292	$110,384
Amounts receivable (note 5)	785	618
Value-added taxes receivable	408	1,566
Prepaids	2,227	615
Total current assets	191,712	113,183

Non-current assets
Value-added taxes receivable	11,640	6,461
Deposits	94	94
Property and equipment (note 4)	6,118	2,797
Exploration and evaluation assets (note 3)	8,309	5,490
Total non-current assets	26,161	14,842

TOTAL ASSETS	$217,873	$128,025

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (notes 5 and 6)	$6,282	$4,962
Lease liabilities	176	176
Total current liabilities	6,458	5,138

Non-current liabilities
Lease liabilities	254	357
Total liabilities	6,712	5,495

Shareholders' equity
Capital stock (note 6)	355,496	209,736
Share-based payment reserve (note 6)	11,607	11,369
Deficit	(155,942)	(98,575)
Total shareholders' equity	211,161	122,530

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$217,873	$128,025

Nature of operations (note 1)

Subsequent event (note 9)

Approved by the Board and authorized for issue on November 10, 2020:

"N. Eric Fier"	Director	"Graham C. Thody"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	3

SILVERCREST METALS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT FOR PER SHARE AMOUNTS; SHARES IN THOUSANDS)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30,

	Three months ended		Nine months ended
	2020	2019	2020	2019

Operating expenses
Depreciation (note 4)	$(39)	$(40)	$(136)	$(116)
Exploration and evaluation expenditures (note 3)	(18,962)	(12,521)	(49,113)	(31,329)
General and administrative expenses	(303)	(317)	(1,029)	(702)
Marketing	(215)	(243)	(378)	(720)
Professional fees (note 5)	(277)	(141)	(972)	(559)
Remuneration (note 5)	(565)	(508)	(1,859)	(1,395)
Share-based compensation (notes 5 and 6)	(308)	(1,107)	(1,618)	(3,071)
	(20,669)	(14,877)	(55,105)	(37,892)
Other income (expense)
Gain on disposal of mineral property (note 3)	-	66	-	66
Foreign exchange loss	(3,622)	(231)	(4,010)	(1,268)
Interest expense	(11)	(14)	(36)	(45)
Interest income	597	208	1,735	754
Loss and comprehensive loss for the period	$(23,705)	$(14,848)	$(57,416)	$(38,385)

Basic and diluted comprehensive loss per common share	$(0.18)	$(0.17)	$(0.47)	$(0.44)

Weighted average number of common shares outstanding	128,988	88,833	120,954	86,598

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	4

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS AND SHARES IN THOUSANDS) FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(57,416)	$(38,385)
Adjustments for:
Depreciation (note 4)	339	188
Foreign exchange loss, unrealized	2,994	1,052
Gain on disposal of mineral property	-	(66)
Interest expense	36	45
Interest income	(1,735)	(754)
Share-based compensation	2,915	4,175
Changes in non-cash working capital items:
Amounts receivable	202	36
Value-added taxes receivable	(5,188)	(2,893)
Prepaids and deposits	(1,612)	(266)
Accounts payable and accrued liabilities	1,561	5,820
Net cash used in operating activities	(57,904)	(31,048)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	1,361	612
Exploration and evaluation assets	(2,819)	(631)
Option payment received	-	457
Purchase of property and equipment	(3,645)	(453)
Net cash used in investing activities	(5,103)	(15)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	145,209	32,713
Capital stock issuance costs	(2,296)	(1,771)
Payment of lease liabilities	(139)	(136)
Net cash provided by financing activities	142,774	30,806

Effect of foreign exchange on cash and cash equivalents	(1,859)	(902)

Change in cash and cash equivalents, during the period	77,908	(1,159)
Cash and cash equivalents, beginning of the period	110,384	44,014
Cash and cash equivalents, end of the period	$188,292	$42,855

Cash and cash equivalents is represented by:
Cash	$27,463	$25,471
Cash equivalents	160,829	17,384
Total cash and cash equivalents	$188,292	$42,855

Non-cash investing activities
Capitalized to property and equipment
Accounts payable and accrued liabilities	$17	$-
Right of use asset recognized	$-	$645
Non-cash financing activities
Capital stock issuance costs in accounts payable and accrued liabilities	$86	$42

Supplementary cash flow information	September 30, 2020	December 31, 2019
Capital stock issuance costs in accounts payable and accrued liabilities	$86	$374

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	5

SILVERCREST METALS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY

(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS AND SHARES IN THOUSANDS)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

	Capital stock		Share-based
			payment
	Number	Amount	reserve	Deficit	Total

Balance at December 31, 2018	84,923	$86,745	$6,196	$(39,390)	$53,551

Capital stock issued	5,206	30,164	-	-	30,164
Capital stock issuance costs	-	(1,629)	-	-	(1,629)
Shares cancelled and returned to treasury	(63)	-	-	-	-
Warrants exercised	1,044	1,514	-	-	1,514
Stock options exercised	785	1,658	(623)	-	1,035
Share-based compensation, stock options	-	-	4,175	-	4,175
Net loss and comprehensive loss for the period	-	-	-	(38,385)	(38,385)

Balance at September 30, 2019	91,895	118,452	9,748	(77,775)	50,425

Capital stock issued	12,650	92,092	-	-	92,092
Capital stock issuance costs	-	(5,260)	-	-	(5,260)
Warrants exercised	2,916	4,417	-	-	4,417
Stock options exercised	10	35	(12)	-	23
Stock options forfeited	-	-	(84)	84	-
Share-based compensation, stock options	-	-	1,717	-	1,717
Net loss and comprehensive loss for the period	-	-	-	(20,884)	(20,884)

Balance at December 31, 2019	107,471	209,736	11,369	(98,575)	122,530

Capital stock issued (note 6)	18,881	141,210	-	-	141,210
Capital stock issuance costs (note 6)	-	(2,008)	-	-	(2,008)
Stock options exercised (note 6)	2,762	6,558	(2,559)	-	3,999
Stock options forfeited (note 6)	-	-	(49)	49	-
Share-based compensation, stock options (note 6)	-	-	2,846	-	2,846
Net loss and comprehensive loss for the period	-	-	-	(57,416)	(57,416)

Balance at September 30, 2020	129,114	$355,496	$11,607	$(155,942)	$211,161

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	6

SILVERCREST METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)

NINE MONTHS ENDED SEPTEMBER 30, 2020

1.   NATURE OF OPERATIONS

SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a Canadian precious metals exploration company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange under the symbol "SIL" and on the NYSE-American under the symbol "SILV". The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company's registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company's primary exploration and evaluation asset is the Las Chispas Project, located in Sonora, Mexico, which is in an advanced exploration stage.

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by the novel coronavirus ("COVID-19"). Since early March 2020, significant measures have been implemented in Canada, Mexico, and the rest of the world by governmental authorities in response to COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill and exploration programs, and other factors that depend on future developments beyond the Company's control. In addition, COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including Canada and Mexico), resulting in an economic downturn that may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. In compliance with directives issued by the Mexican government, the Company suspended exploration activities at the Las Chispas Project on April 1, 2020. Exploration activities resumed on May 19, 2020, in accordance with all health-related directives issued by the Mexican government and following strict COVID-19 protocols including a quarantined work camp and mandatory COVID-19 testing of all employees and contractors.  While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's exploration activities, including the impact on the timing of its planned feasibility study, cannot be reasonably estimated at this time. The recent increase in COVID-19 cases globally may impact the Company's operations due to additional government mandated shutdowns or closures.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2019, which include information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and use of judgments and estimates were presented in notes 2 and 4, respectively, of those consolidated financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on November 10, 2020.

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Material subsidiaries include NorCrest Metals Inc., a Canadian corporation, Minera La Llamarada, S.A. de C.V., a Mexican corporation, and Babicanora Agricola del Noroeste S.A. de C.V., a Mexican corporation. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

7

SILVERCREST METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)

NINE MONTHS ENDED SEPTEMBER 30, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates and judgements and COVID-19

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenditures during the period.

COVID-19 led to a temporary suspension of the Company's exploration activities and has severely disrupted the global economy and financial markets. It is difficult to estimate the nature, timing, and extent of the business and economic impact on the Company's financial performance and this uncertainty could materially affect the Company's operations and financial condition. This uncertainty could also materially affect estimates including the valuation of long-lived assets, including property and equipment and exploration and evaluation assets, as well as the collectability and classification of taxes receivable from the Mexico government. Actual results may materially differ from these estimates.

New accounting standards not yet adopted

Amendments to IAS 16 Property, plant and equipment - proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant, and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. This amendment is effective for the Company's annual reporting period beginning January 1, 2022, with early adoption permitted. The Company is in the process of assessing the impact of the adoption of this amendment, but it does not expect it to have a significant effect on the consolidated financial statements of the Company.

3.  EXPLORATION AND EVALUATION ASSETS AND EXPENDITURES

A summary of acquisition costs capitalized as exploration and evaluation assets is as follows:

	Las Chispas	El Picacho	Guadalupe	Total
Balance at December 31, 2018	$4,797	$-	$391	$5,188
Additions during the year	693	-	-	693
Recovery of exploration and evaluation assets	-	-	(391)	(391)
Balance at December 31, 2019	5,490	-	-	5,490
Additions during the period	-	2,819	-	2,819
Balance at September 30, 2020	$5,490	$2,819	$-	$8,309

El Picacho Property, Sonora, Mexico

During the nine months ended September 30, 2020, the Company acquired a 100% interest in the El Picacho property that comprises 11 mining concessions. The Company recorded $2,819 in related acquisition costs.

8

SILVERCREST METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)

NINE MONTHS ENDED SEPTEMBER 30, 2020

3.  EXPLORATION AND EVALUATION ASSETS AND EXPENDITURES (continued)

Exploration and evaluation expenditures

The following table details the exploration and evaluation expenditures for the periods for all properties:

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
Las Chispas Property
Assays	$1,406	$1,526
Decline construction and underground workings	13,881	6,339
Depreciation (note 4)	203	72
Drilling	17,980	16,910
Field and administrative costs	3,678	1,097
Salaries and remuneration (notes 5)	3,963	2,257
Share-based compensation (notes 5 and 6)	1,297	1,104
Technical consulting services and studies	6,566	1,783
Subtotal - Las Chispas Property	48,974	31,088

Other exploration properties	139	241

Total exploration and evaluation expenditures	$49,113	$31,329

4. PROPERTY AND EQUIPMENT

	Building	Computer	Equipment	Right of use assets	Vehicle	Land	Construction in progress(1)	Total
Cost
At December 31, 2018	$-	$42	$79	$-	$219	$1,094	$-	$1,434
Recognition of right of use asset upon initial adoption of accounting policy	-	-	-	645	-	-	-	645
Additions	328	84	386	10	321	-	-	1,129
At December 31, 2019	328	126	465	655	540	1,094	-	3,208
Reclassification	-	-	(312)	-	-	-	312	-
Additions	400	43	89	-	217	-	2,911	3,660
At September 30, 2020	$728	$169	$242	$655	$757	$1,094	$3,223	$6,868

Accumulated depreciation
At December 31, 2018	$-	$26	$25	$-	$80	$-	$-	$131
Depreciation for the year	13	24	14	141	88	-	-	280
At December 31, 2019	13	50	39	141	168	-	-	411
Depreciation for the period	45	40	39	107	108	-	-	339
At September 30, 2020	$58	$90	$78	$248	$276	$-	$-	$750

Carrying amounts
At December 31, 2019	$315	$76	$426	$514	$372	$1,094	$-	$2,797
At September 30, 2020	$670	$79	$164	$407	$481	$1,094	$3,223	$6,118

(1) At September 30, 2020, the Company had committed to an additional $1,261 of costs related to construction in progress.

9

SILVERCREST METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)

NINE MONTHS ENDED SEPTEMBER 30, 2020

5.  RELATED PARTY TRANSACTIONS

Professional fees

During the nine months ended September 30, 2020, the Company paid or accrued professional fees of $367 (September 30, 2019 - $136) and capital stock issuance costs of $151 (September 30, 2019 - $129), to Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner. As at September 30, 2020, $10 (December 31, 2019 - $129) was payable to Koffman Kalef LLP.

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
Management fees(1)	$307	$252
Management remuneration(2)	658	525
Director fees	167	126
Share-based compensation(3)	1,716	3,240
	$2,848	$4,143

(1)Total management fees and short-term benefits of $307 (September 30, 2019 - $252) were paid to a company controlled by the CEO of which $157 (September 30, 2019 - $Nil) was recorded as exploration and evaluation expenditures (note 3).

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO, of which $246 (September 30, 2019 - $179) was recorded as exploration and evaluation expenditures (note 3).

(3) Share-based compensation is the vested portion of the fair value at the grant date of stock options awarded to key management personnel of the Company. During the nine months ended September 30, 2020, the Company recorded share-based compensation of $963 (September 30, 2019 - $1,562) for the vested portion of options granted to the CEO, CFO, and COO of which $522 (September 30, 2019 - $641) was recorded as exploration and evaluation expenditures (note 3) and $441 (September 30, 2019 - $921) was recorded as share-based compensation in the statement of loss and comprehensive loss.

Other transactions

During the nine months ended September 30, 2020, the Company:

  Paid remuneration of $120 (September 30, 2019 - $76) to an employee providing technical services who is an immediate family member of the CEO, of which $114 (September 30, 2019 - $54) was recorded as exploration and evaluation expenditures (note 3) and $6 (September 30, 2019 - $22) was expensed as remuneration. The Company also recorded share-based compensation of $99 (September 30, 2019 - $74) for the vested portion of stock options granted to this employee, of which $94 (September 30, 2019 - $54) was recorded as exploration and evaluation expenditures (note 3) and $5 (September 30, 2019 - $20) was expensed as share-based compensation; and
  Recorded loans receivable at September 30, 2020 of $171 (December 31, 2019 - $341) due from officers of the Company. The loans accrue interest at a rate of 2% per annum and are due at December 31, 2020.

The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. During the nine months ended September 30, 2020, the Company allocated to Goldsource $107 (September 30, 2019 - $181) for its share of these expenses, of which $13 (December 31, 2019 - $36) was receivable from Goldsource at September 30, 2020. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

10

SILVERCREST METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)

NINE MONTHS ENDED SEPTEMBER 30, 2020

6.  CAPITAL STOCK

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

As of September 30, 2020, the Company had 129,114,631 common shares and no preferred shares outstanding.

Nine months ended September 30, 2020

The Company completed private placements for a total of 18,881,366 common shares at prices ranging from $7.28 to $7.50 per common share for total gross proceeds of $141,210. The Company incurred $2,008 of related capital stock issue costs.

The Company also issued 2,762,250 common shares at prices ranging from $0.16 to $8.21 per common share for gross proceeds of $3,999 upon the exercise of stock options. Accordingly, the Company reallocated $2,559 from reserves to capital stock.

Year ended December 31, 2019

The Company completed private placements for a total of 880,000 common shares at prices ranging from $2.92 to $5.85 per common share for gross proceeds of $4,855. The Company incurred $69 of related capital stock issuance costs. In connection with one private placement, the Company issued 50,000 warrants with an exercise price of $4.03 per share until January 11, 2021.

The Company completed short-form prospectus offerings for a total of 16,976,300 at prices ranging from $5.85 to $7.28 per common share for gross proceeds of $117,401. The Company incurred $6,814 of related capital stock issuance costs.

The Company issued 3,959,804 common shares at prices ranging from $1.45 to $2.29 per common share for gross proceeds of $5,931 upon the exercise of warrants. The Company incurred $6 of related capital stock issue costs. The Company also issued 795,000 common shares at prices ranging from $0.16 to $3.24 per common share for gross proceeds of $1,058 upon the exercise of stock options. Accordingly, the Company reallocated $635 from reserves to capital stock.

The Company cancelled and returned to treasury 62,722 shares pursuant to a depositary agreement dated September 15, 2015 between the Company and Computershare Trust Company of Canada ("Computershare"). Computershare was appointed to act as depositary for common shares of the Company to be distributed to former shareholders of SilverCrest Mines Inc. by a plan of arrangement agreement ("the Arrangement") dated July 26, 2015. Any shares not distributed on or before October 1, 2018, the third anniversary of the date of completion of the Arrangement, were returned to the Company for cancellation.

Warrants

Warrant transactions during the period (year) are as follows:

	Nine months ended September 30, 2020		Year ended December 31, 2019
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average
				exercise price
Outstanding, beginning of period (year)	50,000	$4.03	3,959,804	$1.50
Issued	-	-	50,000	4.03
Exercised	-	-	(3,959,804)	1.50
Outstanding, end of period (year)	50,000	$4.03	50,000	$4.03

11

SILVERCREST METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)

NINE MONTHS ENDED SEPTEMBER 30, 2020

6.  CAPITAL STOCK (continued)

Warrants (continued)

The warrants outstanding as of September 30, 2020 are as follows:

		Remaining life	Number
Expiry date	Exercise price	(years)	of warrants
January 11, 2021	$4.03	0.28	50,000

Stock options

The Company has a "rolling 10%" Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option will be the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company's stock option transactions during the period (year) is as follows:

	Nine months ended September 30, 2020		Year ended December 31, 2019
	Number of	Weighted average	Number of	Weighted average
	options	exercised price	options	exercised price
Outstanding, beginning of period (year)	8,758,750	$3.38	7,627,500	$1.99
Issued	150,000	12.53	1,976,250	7.94
Exercised*	(2,762,250)	1.45	(795,000)	1.33
Forfeited	(25,000)	8.21	(50,000)	3.24
Outstanding, end of period (year)	6,121,500	$4.46	8,758,750	$3.38

*During the nine months ended September 30, 2020, the weighted average market value of the Company's shares at the dates of exercise was $11.13 (December 31, 2019 - $5.96)

During the nine months ended September 30, 2020 the Company granted 150,000 stock options to officers and employees with an exercise price of $12.53 per share and expiring 5 years from the grant date. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively.

During 2019, the Company granted:

  1,132,500 stock options to directors, officers, employees, and consultants with exercise prices ranging between $4.54 per share and $8.21 per share and expiring five years from the date of grant. These options vest over a one-year period, with 25% vesting after each of the three months, six months, nine months, and twelve months after the grant date, respectively; and
  843,750 stock options to directors, officers, employees, and consultants that can be exercised at a price of $8.24 per share until December 19, 2024. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively.
12

SILVERCREST METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)

NINE MONTHS ENDED SEPTEMBER 30, 2020

6.  CAPITAL STOCK (continued)

Stock options (continued)

Stock options outstanding and exercisable as of September 30, 2020 are as follows:

		Options outstanding		Options exerciseable
		Number of shares	Remaining life	Number of shares
Expiry date	Exercise price	issuable on exercise	(years)	issuable on exercise
December 9, 2021	$2.30	900,000	1.19	900,000
January 3, 2022	$2.55	100,000	1.26	100,000
August 4, 2022	$1.88	477,500	1.84	477,500
January 2, 2023	$1.84	350,000	2.26	350,000
January 4, 2023	$1.94	695,000	2.26	695,000
November 11, 2023	$3.41	100,000	3.12	100,000
November 13, 2023	$3.30	200,000	3.12	200,000
December 14, 2023	$3.24	1,250,000	3.21	1,250,000
May 30, 2024	$4.54	122,750	3.67	122,750
September 4, 2024	$8.21	925,000	3.93	925,000
October 17, 2024	$7.89	7,500	4.05	5,625
December 19, 2024	$8.24	843,750	4.22	-
September 14, 2025	$12.53	150,000	4.96	-
		6,121,500		5,125,875

The weighted average remaining life of options outstanding is 2.91 years.

Share-based compensation

The fair value of options granted during the nine months ended September 30, 2020 and the year ended December 31, 2019 was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019
Expected option life (years)	3.67	3.70
Expected volatility	54.01%	58.82%
Expected dividend yield	-	-
Risk-free interest rate	0.32%	1.42%
Expected forfeiture rate	1.00%	1.00%
Fair value per option	$4.93	$3.48
Total fair value	$740	$6,877

During the nine months ended September 30, 2020, the Company recognized share-based compensation of $20 for the vested portion of options granted during the period of which $17 was expensed and $3 was recorded as exploration and evaluation expenditures (note 3). The Company also recognized share-based compensation of $2,826 for the vested portion of options granted during 2019 of which $1,532 was expensed and $1,294 was recorded as exploration and evaluation expenditures (note 3).

During the nine months ended September 30, 2019, the Company recognized share-based compensation expense of $887 for the vested portion of stock options granted during that period of which $717 was expensed and $170 was recorded as exploration and evaluation expenditures. The Company also recorded share-based compensation of $3,187 for the vested portion of stock options granted during 2018, of which $2,253 was expensed and $934 was recorded as exploration and evaluation expenditures.

During 2019, the Company modified the expiry date of 55,000 options, with exercise prices ranging from $1.88 to $3.24 per share, to June 30, 2020. The original expiry dates ranged from December 9, 2020 to December 13, 2023. As a result of this modification during 2019, the Company recognized the incremental fair value of the options of $101 as stock-based compensation expense.

13

SILVERCREST METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)

NINE MONTHS ENDED SEPTEMBER 30, 2020

6.  CAPITAL STOCK (continued)

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of private placement warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019
Balance, beginning of period (year)	$11,369	$6,196
Share-based compensation, stock options	2,846	5,892
Stock options exercised, reallocated to capital stock	(2,559)	(635)
Stock options forfeited, reallocated to deficit	(49)	(84)
Balance, end of period (year)	$11,607	$11,369

Deferred share units

During 2019, the Board of Directors approved a cash-settled Deferred Share Unit ("DSU") plan. Each DSU entitles the holder to receive cash equal to the current market value of the equivalent number of common shares of the Company. DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to the DSUs was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period. As DSUs are cash settled, the Company recorded a corresponding liability in accounts payable and accrued liabilities.

Deferred share units (continued)

During 2019, the Company issued 27,500 DSUs and there have been no DSU transactions since then. As of September 30, 2020, the market value of the Company's common shares was $11.29 (December 31, 2019 - $8.77). Accordingly, during the nine months ended September 30, 2020, the Company recorded share-based compensation expense of $69 (September 30, 2019 - $Nil) and an accrued liability of $310 (December 31, 2019 - $241).

The following table summarizes the change in the accrued DSU liability:

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019
Outstanding, beginning of period (year)	$241	$-
Change in accrued DSU liability	69	241
Outstanding, end of period (year)	$310	$241

14

SILVERCREST METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)

NINE MONTHS ENDED SEPTEMBER 30, 2020

7. SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

	Canada	Mexico	Total
Comprehensive loss

Nine months ended September 30, 2020
Net loss for the period	$11,252	$46,164	$57,416

Nine months ended September 30, 2019
Net loss for the period	$6,845	$31,540	$38,385

Non-current assets and liabilities

September 30, 2020
Taxes receivable	$-	$11,640	$11,640
Deposits	$94	$-	$94
Property and equipment	$408	$5,710	$6,118
Exploration and evaluation assets	$-	$8,309	$8,309

December 31, 2019
Taxes receivable	$-	$6,461	$6,461
Deposits	$94	$-	$94
Property and equipment	$535	$2,262	$2,797
Exploration and evaluation assets	$-	$5,490	$5,490

8. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in Canadian dollars. The functional currency of the Company and its subsidiaries is the Canadian dollar. Foreign currency risk is related to the exposure of financial instruments denominated in currencies other than Canadian dollars.

As at September 30, 2020, the Company held $160,248 (US$120,135) (December 31, 2019 - $14,529 (US$11,212)) of US Dollar denominated cash and cash equivalents. At September 30, 2020, a 1% increase (decrease) in the value of the US Dollar would result in a $1,602 decrease (increase) in the Company's net loss for the period.

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company's DSU plan (note 6), the Company recorded the fair value of DSUs in accounts payable and accrued liabilities.

15

SILVERCREST METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)

NINE MONTHS ENDED SEPTEMBER 30, 2020

8. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value (continued)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company's accounts payable and accrued liabilities (related to DSUs) are measured using level 1 inputs.

The following table summarizes the classification and carrying values of the Company's financial instruments:

	Fair value through	Amortized cost	Amortized cost	Total
	profit and loss	(financial assets)	(financial liabilities)
September 30, 2020
Financial assets
Amounts receivable	$-	$785	$-	$785

Financial liabilities
Accounts payable and accrued liabilities	$310	$-	$5,972	$6,282
Lease liabilities	-	-	430	430
Total financial liabilities	$310	$-	$6,402	$6,712

December 31, 2019
Financial assets
Amounts receivable	$-	$618	$-	$618

Financial liabilities
Accounts payable and accrued liabilities	$241	$-	$4,721	$4,962
Lease liabilities	-	-	532	532
Total financial liabilities	$241	$-	$5,253	$5,494

9. SUBSEQUENT EVENT

Subsequent to September 30, 2020, the Company issued 120,000 common shares at exercise prices ranging from $1.84 per share to $8.21 per share for gross proceeds of $389 upon the exercise of stock options.

16